Exhibit 99.5

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Period Ended 30 June 2019

James Hardie Industries plc
Index

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 30 June 2019	31 March 2019
Assets
Current assets:
Cash and cash equivalents	$96.1	$78.7
Restricted cash and cash equivalents	5.1	5.1
Restricted cash and cash equivalents - Asbestos	35.8	39.8
Restricted short-term investments - Asbestos	—	17.7
Accounts and other receivables, net of provision for doubtful trade debts of US$3.0 million and US$2.9 million as of 30 June 2019 and 31 March 2019	258.3	254.6
Inventories	311.7	317.4
Prepaid expenses and other current assets	34.2	31.3
Insurance receivable - Asbestos	4.5	7.5
Workers’ compensation - Asbestos	2.0	2.0
Total current assets	747.7	754.1
Property, plant and equipment, net	1,417.2	1,388.4
Operating lease right-of-use assets	77.3	—
Finance lease right-of-use assets	0.9	—
Goodwill	203.4	201.1
Intangible assets, net	175.5	174.4
Insurance receivable - Asbestos	42.7	43.7
Workers’ compensation - Asbestos	25.5	25.8
Deferred income taxes	1,075.3	1,092.9
Deferred income taxes - Asbestos	340.1	349.3
Other assets	6.8	2.9
Total assets	$4,112.4	$4,032.6
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$292.6	$255.5
Dividends Payable	115.6	—
Accrued payroll and employee benefits	62.6	84.9
Operating lease liabilities	13.3	—
Finance lease liabilities	0.3	—
Accrued product warranties	6.8	6.8
Income taxes payable	21.2	13.4
Asbestos liability	109.2	110.5
Workers’ compensation - Asbestos	2.0	2.0
Other liabilities	8.5	9.9
Total current liabilities	632.1	483.0
Long-term debt	1,306.2	1,380.3
Deferred income taxes	81.3	80.4
Operating lease liabilities	66.5	—
Finance lease liabilities	0.7	—
Accrued product warranties	38.9	39.8
Income taxes payable	25.2	25.2
Asbestos liability	942.7	979.1
Workers’ compensation - Asbestos	25.5	25.8
Other liabilities	45.2	44.6
Total liabilities	3,164.3	3,058.2
Commitments and contingencies (Note 11)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 442,270,334 shares issued and outstanding at 30 June 2019 and 442,269,905 shares issued and outstanding at 31 March 2019	230.0	230.0
Additional paid-in capital	200.2	197.6
Retained earnings	548.8	577.1
Accumulated other comprehensive loss	(30.9)	(30.3)
Total shareholders’ equity	948.1	974.4
Total liabilities and shareholders’ equity	$4,112.4	$4,032.6

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited)

	Three Months Ended 30 June
(Millions of US dollars, except per share data)	2019	2018
Net sales	$656.8	$651.0
Cost of goods sold	(423.7)	(429.9)
Gross profit	233.1	221.1
Selling, general and administrative expenses	(101.5)	(104.9)
Research and development expenses	(7.6)	(9.4)
Asbestos adjustments	8.5	25.1
Operating income	132.5	131.9
Interest expense, net of capitalized interest	(14.5)	(11.4)
Interest income	0.8	0.8
Other (expense) income	(0.2)	0.2
Income before income taxes	118.6	121.5
Income tax expense	(32.1)	(30.9)
Net income	$86.5	$90.6
Income per share:
Basic	$0.20	$0.21
Diluted	$0.20	$0.20
Weighted average common shares outstanding (Millions):
Basic	442.3	441.5
Diluted	443.3	443.0
Comprehensive income, net of tax:
Net income	$86.5	$90.6
Cash flow hedges	—	(0.1)
Currency translation adjustments	(0.6)	(18.0)
Comprehensive income	$85.9	$72.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended 30 June
(Millions of US dollars)	2019	2018
Cash Flows From Operating Activities
Net income	$86.5	$90.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31.6	28.1
Lease expense	4.6	—
Deferred income taxes	19.0	14.4
Stock-based compensation	2.6	3.8
Asbestos adjustments	(8.5)	(25.1)
Other, net	3.3	5.3
Changes in operating assets and liabilities:
Accounts and other receivables	(4.7)	14.6
Inventories	4.7	3.6
Lease assets and liabilities, net	(4.3)	—
Prepaid expenses and other assets	(8.6)	(0.7)
Insurance receivable - Asbestos	3.4	1.7
Accounts payable and accrued liabilities	44.1	6.6
Claims and handling costs paid - Asbestos	(24.4)	(26.1)
Income taxes payable	7.4	4.6
Other accrued liabilities	(16.5)	(13.9)
Net cash provided by operating activities	$140.2	$107.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(63.3)	$(67.8)
Proceeds from sale of property, plant and equipment	4.5	—
Capitalized interest	(2.0)	(1.8)
Acquisition of business, net of cash acquired	—	(558.7)
Proceeds from sale of restricted short-term investments - Asbestos	17.5	38.4
Net cash used in investing activities	$(43.3)	$(589.9)

Cash Flows From Financing Activities
Proceeds from credit facilities	$20.0	$—
Repayments of credit facilities	(100.0)	(100.0)
Proceeds from 364-day term loan facility	—	492.4
Repayment of finance lease obligations and borrowings	(0.1)	—
Net cash (used in) provided by financing activities	$(80.1)	$392.4

Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(3.4)	$3.4
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted cash - Asbestos	13.4	(86.6)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	123.6	313.2
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$137.0	$226.6

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Unaudited)

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2019	$230.0	$197.6	$577.1	$(30.3)	$974.4
Net income	—	—	86.5	—	86.5
Other comprehensive loss	—	—	—	(0.6)	(0.6)
Stock-based compensation	—	2.6	—	—	2.6
Adoption of ASU 2016-02	—	—	0.2	—	0.2
Dividends declared	—	—	(115.0)	—	(115.0)
Balances as of 30 June 2019	$230.0	$200.2	$548.8	$(30.9)	$948.1

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)/ Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2018	$229.5	$185.6	$(635.3)	$(1.3)	$(221.5)
Net income	—	—	90.6	—	90.6
Other comprehensive loss	—	—	—	(18.1)	(18.1)
Stock-based compensation	—	3.8	—	—	3.8
Adoption of ASU 2016-18	—	—	1,160.3	—	1,160.3
Dividends declared	—	—	(132.5)	—	(132.5)
Balances as of 30 June 2018	$229.5	$189.4	$483.1	$(19.4)	$882.6

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Background and Basis of Presentation
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand, the Philippines and Canada. On 3 April 2018, JHI plc completed the acquisition of German-based XI (DL) Holdings GmbH (n/k/a James Hardie Europe Holdings 2) and its subsidiaries (including, but not limited to, Fermacell GmbH (n/k/a James Hardie Europe GmbH)) (collectively, "Fermacell"). Fermacell manufactures and sells fiber gypsum and cement-bonded building products primarily in continental Europe.
Basis of Presentation
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entities ("VIE"). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference), are collectively referred to as “James Hardie” or the “Company.” These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2019, which was filed with the United States Securities and Exchange Commission (“SEC”) on 21 May 2019, and subsequently amended on 8 August 2019.

The condensed consolidated financial statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the condensed consolidated balance sheet of the Company at 30 June 2019, the condensed consolidated statements of operations and comprehensive income for the three months ended 30 June 2019 and 2018 and the condensed consolidated statements cash flows for the three months ended 30 June 2019 and 2018.
The Company has recorded on its balance sheet certain foreign assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (Asbestos Injuries Compensation Fund (“AICF”) entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. Gains or losses resulting from transactions denominated in foreign currencies are included in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income, and may be offset by other transactions. For the three months ended 30 June 2019, the Company recorded a foreign exchange loss relating to its Euro denominated debt which was economically offset by a foreign exchange gain on loans between subsidiaries resulting in a net translation loss of US$0.3 million, which was recorded in Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income. For the three months ended 30 June 2018, the Company recorded a foreign exchange gain relating to its Euro denominated debt which was economically offset by a foreign exchange loss on loans between subsidiaries resulting in a net translation gain of US$1.8 million, which was recorded in the Selling, general and administrative expenses in the condensed consolidated financial statements.
The results of operations for the three months ended 30 June 2019 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2019 has been derived from the

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.
Significant Accounting Policies - Leases
The Company adopted ASU No. 2016-02 ("ASC 842"), which supersedes the lease accounting requirements in ASC Topic 840, starting with fiscal year beginning 1 April 2019, with the impact of initial application recognized as a cumulative-effect adjustment to retained earnings of US$0.2 million. As a result of the adoption of this standard, the Company has changed its accounting policy for leases, as outlined below.
At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and corresponding right-of-use ("ROU") asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend the lease when it is reasonably certain those options will be exercised. Determining the lease term and amount of lease payments to include in the calculation of the ROU asset and lease liability for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain, and if the option period and payments should be included in the calculation of the associated ROU asset and liability. In making this determination, the Company considers all relevant economic factors that would compel the Company to exercise an option. The Company’s leases generally do not provide a readily determinable implicit borrowing rate. As such, the discount rate used to calculate present value is the lessee’s incremental borrowing rate, which is primarily based upon the periodic risk-adjusted interest margin and the term of the lease.
Minimum lease payments include base rent as well as fixed escalation of rental payments. In determining minimum lease payments, the Company separates non-lease components such as common area maintenance or other miscellaneous expenses that are updated based on landlord estimates for real estate leases. Additionally, many of the Company’s transportation and equipment leases require additional payments based on the underlying usage of the assets such as mileage and maintenance costs. Due to the variable nature of these costs, the cash flows associated with these costs are expensed as incurred and not included in the lease payments used to determine the ROU asset and associated lease liability.
ROU assets represent the right to control the use of the leased asset during the lease term and are initially recognized as an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the ROU asset. Over the lease term, the lease expense is amortized on a straight-line basis beginning on the lease commencement date. ROU assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.
A ROU asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term. See Note 5 for further details.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Immaterial Change in Statement of Cash Flows Line Items
In connection with the preparation of the condensed consolidated financial statements for the three months ended 30 June 2019, the Company determined that amounts previously reported in its condensed consolidated statements of cash flows for the three months ended 30 June 2018, reflected an error in the amount of purchases of property, plant and equipment which were not yet paid. This error overstated net cash used in investing activities by US$5.8 million for the three months ended 30 June 2018, with an equal overstatement of net cash provided by operating activities for the three months ended 30 June 2018.
The Company has also determined that this error occurred for the twelve months ended 31 March 2019 and 2018, which resulted in an understatement of net cash used in investing activities of US$16.4 million and US$6.5 million, respectively, with an equal understatement of net cash provided by operating activities.
This error had no effect on the Company's consolidated balance sheets, statements of operations and comprehensive income or statements of changes in shareholders' equity (deficit) as of and for the three months ended 30 June 2018 and for the years ended 31 March 2019 and 2018.
In accordance with the relevant guidance, management evaluated the materiality of the error from a qualitative and quantitative perspective. Based on such evaluation, the Company concluded that the error did not have a material impact on the previously reported condensed consolidated statement of cash flows for the three months ended 30 June 2018 nor the twelve months ended 31 March 2019 and 2018, or affect the trend of financial results. The amounts presented within this quarterly report in the condensed consolidated statement of cash flows have been adjusted for the three months ended 30 June 2018, and the Company will adjust future filings for the years ended 31 March 2019 and 2018, as set forth in the following table:

	Three Months Ended 30 June 2018		Year Ended 31 March 2019		Year Ended 31 March 2018
(Millions of US dollars)	As reported	As adjusted	As reported	To be adjusted	As reported	To be adjusted
Cash Flows From Operating Activities
Accounts payable and accrued liabilities	12.4	6.6	(12.9)	3.5	14.2	20.7
Net cash provided by operating activities	113.3	107.5	287.6	304.0	302.0	308.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(73.6)	(67.8)	(301.1)	(317.5)	(203.7)	(210.2)
Net cash used in investing activities	(595.7)	(589.9)	(848.0)	(864.4)	(239.0)	(245.5)

The understatement of cash flows from operating activities resulted in a recalculation of the payment to AICF for the year ended 31 March 2018. A payment to AICF of 35% of the error for fiscal year 2018 will be made by the Company during the second quarter of fiscal year 2020, along with, the payment to AICF representing 35% of the Company's free cash flow for fiscal year 2019, as provided under the AFFA.  See Note 9 for AICF funding.
2.  Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance, however ASU No. 2016-02 will provide

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 shall be applied on a modified retrospective basis, and are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. In July 2018, the FASB issued ASU No. 2018-11, which provided a second accepted transition method, which would allow companies to adopt the new lease standard as a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the period of adoption, rather than at the beginning of the earliest period presented. The Company adopted ASU No. 2016-02 (and related clarifying guidance issued by the FASB) starting with fiscal year beginning 1 April 2019 using the modified retrospective transition method outlined in ASU No. 2018-11 with the impact of initial application recognized as a cumulative-effect adjustment of US$0.2 million. Further, the Company recognized a ROU asset of US$79.7 million and a lease liability of US$82.0 million, with the offsetting balance representing a reduction in the previously recognized deferred rent balance at 1 April 2019. As of the date of adoption, there was no impact on the Company’s consolidated statements of operations and comprehensive income or consolidated statements of cash flows. See Note 5 for further details.
In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which affects a variety of topics in the Codification and applies to all reporting entities within the scope of the affected accounting guidance. The amendments in ASU No. 2019-04 are being issued as updates related to ASU No. 2016-01, ASU No. 2016-13 and ASU No. 2017-12. The amendments in ASU No. 2019-04 are effective for fiscal years and interim periods within those years, beginning after 15 December 2019 using a modified retrospective approach, with early adoption permitted. The Company adopted ASU No. 2019-04 starting with fiscal year beginning 1 April 2019 and the adoption of this standard did not have a material impact on the Company's condensed consolidated financial statements.
3.  Earnings Per Share

The Company discloses basic and diluted earnings per share ("EPS"). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units ("RSUs"), had been issued.

Basic and diluted common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 June
(Millions of shares)	2019	2018
Basic common shares outstanding	442.3	441.5
Dilutive effect of stock awards	1.0	1.5
Diluted common shares outstanding	443.3	443.0

(US dollars)	2019	2018
Net income per share - basic	$0.20	$0.21
Net income per share - diluted	$0.20	$0.20

There were no potential common shares which would be considered anti-dilutive for the three months ended 30 June 2019 and 2018.
Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

calculation of diluted EPS using the Treasury Method. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
RSU’s which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
Potential common shares of 2.1 million and 1.8 million for the three months ended 30 June 2019 and 2018, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
4. Revenues
The following represents the Company's disaggregated revenues for the periods ended 30 June 2019 and 2018:

	Three Months Ended 30 June 2019
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$452.3	$108.0	$12.5	$—	$572.8
Fiber gypsum revenues	—	—	83.4	—	83.4
Other revenues	—	—	—	0.6	0.6
Total revenues	$452.3	$108.0	$95.9	$0.6	$656.8

	Three Months Ended 30 June 2018
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$433.8	$117.1	$9.2	$—	$560.1
Fiber gypsum revenues	—	—	86.2	—	86.2
Other revenues	—	—	—	4.7	4.7
Total revenues	$433.8	$117.1	$95.4	$4.7	$651.0
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments and is described in further detail below. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in internal and external applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment. Other revenues in the Other Businesses segment are generated from the sale of fiberglass products and windows in North America.
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company considers shipping and handling activities that it performs as activities to fulfill the sales of its products, with amounts billed for such costs included in net sales and the associated costs incurred for such services recorded in cost of sales, in accordance with the practical expedient provided by ASC 606 ("Revenue from Contracts with Customers").
Certain of the Company's customers receive discounts and rebates as sales incentives, amounts which are recorded as a reduction to revenue at the time the revenue is recognized. These amounts are an estimate

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

recorded by the Company based on historical experience and contractual obligations, the underlying assumptions of which are periodically reviewed and adjusted by the Company as necessary.
The Company’s contracts are generally short-term in nature, generally not exceeding twelve months, with payment terms varying by the type and location of products or services offered; however, the period of time between invoicing and when payment is due is not significant.
5. Leases
The Company adopted ASC 842 starting with fiscal year beginning 1 April 2019 using the modified retrospective transition method through a cumulative-effect adjustment to retained earnings, and has elected the practical expedient available under the guidance to not adjust comparative periods presented.
The adoption of this standard on 1 April 2019 resulted in the recognition of US$82.0 million of lease liabilities based on the present value of the remaining minimum rental payments using the discount rates as of the effective date. Corresponding ROU assets of US$79.7 million and a cumulative-effect adjustment of US$0.2 million to retained earnings were recognized, with the offsetting balance representing a reduction in the previously recognized deferred rent balance.
The Company has elected not to recognize ROU assets and lease liabilities for short-term leases across all asset classes that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company's lease portfolio consists primarily of real estate, forklifts at its manufacturing facilities and a fleet of vehicles primarily for sales representatives. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As most of the Company's leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available at the commencement date in determining the present value of future lease payments.

In addition, the Company has also elected the package of practical expedients permitted under the transition guidance, which, among other things, allows for carryforwards of historical lease classifications, the determination of whether a contract contains a lease under the new definition of a lease and whether previously capitalized initial direct costs qualify for capitalization.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following table represents the Company's ROU asset and lease liability at 30 June 2019:

(Millions of US dollars)	30 June 2019
Assets:
Operating leases, net	$77.3
Finance leases, net	0.9
Total right-of-use assets	$78.2

Liabilities:
Operating leases:
Current	$13.3
Non-Current	66.5
Total operating lease liabilities	$79.8

Finance leases:
Current	$0.3
Non-Current	0.7
Total finance lease liabilities	$1.0

Total lease liabilities	$80.8

The following represents the Company's lease expense for the three months ended 30 June 2019:

(Millions of US dollars)	30 June 2019
Operating leases	$4.5
Short-term leases	0.2
Variable leases	0.1
Finance leases	0.1
Total lease expense	$4.9
At 30 June 2019 the weighted-average remaining lease term of the Company's leases is as follows:

(In Years)	30 June 2019
Operating leases	10.6
Finance leases	3.5
At 30 June 2019 the weighted-average discount rate of the Company's leases is as follows:

30 June 2019
Operating leases	4.7%
Finance leases	4.9%

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following are future lease payments for non-cancellable leases at 30 June 2019:

Years ended 31 March (Millions of US dollars):	Operating Leases	Finance Leases	Total
2020	$12.7	$0.3	$13.0
2021	14.3	0.4	14.7
2022	10.9	0.3	11.2
2023	7.4	0.3	7.7
2024	5.1	—	5.1
Thereafter	47.9	—	47.9
Total	$98.3	$1.3	$99.6
Less: imputed interest			18.8
Total lease liabilities			$80.8
Supplemental cash flow and other information related to leases was as follows:

(Millions of US dollars)	30 June 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$4.5
Operating cash flows used for finance leases	—
Financing cash flows used for finance leases	0.1
Non-cash ROU assets obtained in exchange for new lease liabilities	1.3
6.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

(Millions of US dollars)	30 June 2019	31 March 2019
Cash and cash equivalents	$96.1	$78.7
Restricted cash	5.1	5.1
Restricted cash - Asbestos	35.8	39.8
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$137.0	$123.6
Included in Restricted cash is US$5.1 million related to an insurance policy at 30 June 2019 and 31 March 2019, which restricts the cash from general corporate purposes.
Included in Restricted cash - Asbestos is US$35.8 million and US$39.8 million at 30 June 2019 and 31 March 2019, respectively. The use of these assets is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

7.  Inventories
Inventories consist of the following components:

(Millions of US dollars)	30 June 2019	31 March 2019
Finished goods	$231.4	$235.0
Work-in-process	7.6	7.3
Raw materials and supplies	86.5	88.8
Provision for obsolete finished goods and raw materials	(13.8)	(13.7)
Total inventories	$311.7	$317.4
As of 30 June 2019 and 31 March 2019, US$40.4 million and US$32.9 million, respectively, of the Company’s finished goods inventory balance was held at vendor managed inventory locations.
8.  Long-Term Debt
At 30 June 2019 and 31 March 2019, the Company held two forms of debt: an unsecured revolving credit facility and senior unsecured notes due 2025, 2026 and 2028. The effective weighted average interest rate on the Company’s total debt was 4.4% at 30 June 2019 and 31 March 2019. The weighted average term of the unsecured revolving credit facility and senior unsecured notes, including undrawn facilities, was 6.1 years and 6.3 years at 30 June 2019 and 31 March 2019, respectively.
Unsecured Revolving Credit Facility
The Company maintains a US$500.0 million unsecured revolving credit facility (the “Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent, which is set to mature in December 2022. The size of the Credit Facility may be increased by up to US$250.0 million through the exercise of an accordion option.
Debt issuance costs in connection with the Credit Facility are recorded as an offset to Long-Term Debt in the Company’s consolidated balance sheets and are being amortized as interest expense using the effective interest method over the stated term of 5 years. At 30 June 2019 and 31 March 2019, the Company’s total debt issuance costs have an unamortized balance of US$2.4 million and US$2.6 million, respectively.
The amount drawn under the Credit Facility was US$70.0 million and US$150.0 million at 30 June 2019 and 31 March 2019, respectively. The effective weighted average interest rate on the Company’s total outstanding Credit Facility was 4.2% and 4.3% at 30 June 2019 and 31 March 2019, respectively.
Borrowings under the Credit Facility generally bear interest at: (i) a rate per annum equal to the London Interbank Offered Rate (“LIBOR”), plus an applicable margin; or (ii) a base rate plus an applicable margin. For both LIBOR and base rate loans, the applicable margin is calculated based on a pricing grid linked to the Company’s consolidated net leverage ratio. The applicable margin for LIBOR loans ranges from 1.25% to 2.00% and for base rate loans ranges from 0.25% to 1.00% The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to the Company’s consolidated net leverage ratio. In the event that the Company achieves certain credit ratings, an alternative commitment fee and margin rate may apply.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The Credit Facility is guaranteed by certain wholly-owned subsidiaries of JHI plc. The Credit Facility agreement contains certain covenants that, among other things, restrict the ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization (as calculated under the Credit Facility) and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges (as calculated under the Credit Facility). At 30 June 2019, the Company was in compliance with all covenants contained in the Credit Facility agreement.
2026 Senior Notes
In October 2018, James Hardie International Finance Designated Activity Company (“JHIF”), a wholly-owned subsidiary of JHI plc completed the sale of €400.0 million (US$454.6 million, based on the exchange rate at 30 June 2019) aggregate principal amount of senior unsecured notes due 1 October 2026 (the “2026 Notes”).
Debt issuance costs in connection with the 2026 Notes are recorded as an offset to Long-Term Debt on the Company’s condensed consolidated balance sheets and have an unamortized balance of US$5.5 million and US$5.7 million at 30 June 2019 and 31 March 2019, respectively. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. Interest is payable semi-annually in arrears on 1 October and 1 April of each year at a rate of 3.625% with first payment made on 1 April 2019.
The 2026 Notes are guaranteed by certain wholly-owned subsidiaries of JHI plc.
The indenture governing the 2026 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 30 June 2019, the Company was in compliance with all of its requirements under the indenture related to the 2026 Notes.
The Company’s 2026 Notes have an estimated fair value of US$481.7 million (based on EUR/USD exchange rate at 30 June 2019) based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.
2025 and 2028 Senior Notes

In December 2017, JHIF completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes. The sale of the senior notes were issued at par with US$400.0 million due 15 January 2025 (the “2025 Notes”) and the remaining US$400.0 million due 15 January 2028 (the “2028 Notes”).
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company’s condensed consolidated balance sheets.
Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$5.1 million and US$5.2 million at 30 June 2019 and 31 March 2019, respectively. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75%.
Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$5.4 million and US$5.6 million at 30 June 2019 and 31 March 2019, respectively. The debt issuance costs are being

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

amortized as interest expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00%.
The 2025 and 2028 Notes are guaranteed by certain wholly-owned subsidiaries of JHI plc.
The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 30 June 2019, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.
The Company’s 2025 and 2028 Notes have an estimated fair value of US$805.0 million at 30 June 2019, based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.
Off Balance Sheet Arrangements
As of 30 June 2019, the Company had a total borrowing base capacity under the Credit Facility of US$500.0 million with outstanding borrowings of US$70.0 million, and US$9.5 million of drawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$420.5 million of available borrowing capacity under the Credit Facility.
9.  Asbestos

In February 2007, the Company’s shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to the AICF.
Asbestos Adjustments
Asbestos-related assets and liabilities are denominated in Australian dollars. The reported values of these asbestos-related assets and liabilities in the Company’s condensed consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is included in Asbestos adjustments in the condensed consolidated statements of operations and comprehensive income.
The following table sets forth the Asbestos adjustments included in the condensed consolidated statements of operations and comprehensive income for the three months ended 30 June 2019 and 2018:

	Three Months Ended 30 June
(Millions of US dollars)	2019	2018
Effect of foreign exchange on other Asbestos net liabilities	$7.6	$26.3
Gain (Loss) on foreign currency forward contracts	0.9	(1.2)
Asbestos adjustments	$8.5	$25.1

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Three Months Ended	For the Years Ended 31 March
	30 June 2019	2019	2018	2017	2016	2015
Number of open claims at beginning of period	332	336	352	426	494	466
Number of new claims	157	568	562	557	577	665
Number of closed claims	156	572	578	631	645	637
Number of open claims at end of period	333	332	336	352	426	494
Average settlement amount per settled claim	A$267,000	A$262,000	A$253,000	A$224,000	A$248,000	A$254,000
Average settlement amount per case closed	A$250,000	A$234,000	A$217,000	A$168,000	A$219,000	A$218,000

Average settlement amount per settled claim	US$187,000	US$191,000	US$196,000	US$168,000	US$183,000	US$223,000
Average settlement amount per case closed	US$175,000	US$171,000	US$168,000	US$126,000	US$161,000	US$191,000
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG Actuarial. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities
The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

(Millions of US dollars)	30 June 2019	31 March 2019
Asbestos liability – current	$(109.2)	$(110.5)
Asbestos liability – non-current	(942.7)	(979.1)
Asbestos liability – Total	(1,051.9)	(1,089.6)
Insurance receivable – current	4.5	7.5
Insurance receivable – non-current	42.7	43.7
Insurance receivable – Total	47.2	51.2
Workers’ compensation asset – current	2.0	2.0
Workers’ compensation asset – non-current	25.5	25.8
Workers’ compensation liability – current	(2.0)	(2.0)
Workers’ compensation liability – non-current	(25.5)	(25.8)
Workers’ compensation – Total	—	—
Other net liabilities	(2.2)	(2.1)
Restricted cash and cash equivalents of AICF	35.8	39.8
Restricted short-term investments of AICF	—	17.7
Net Unfunded AFFA liability	$(971.1)	$(983.0)
Deferred income taxes – non-current	340.1	349.3
Income tax payable	5.0	25.3
Net Unfunded AFFA liability, net of tax	$(626.0)	$(608.4)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the three months ended 30 June 2019:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2019	$(1,089.6)	$51.2	$57.5	$(2.1)	$(983.0)	$349.3	$25.3	$(608.4)
Asbestos claims paid[1]	24.2	—	(24.2)	—	—	—	—	—
AICF claims-handling costs incurred (paid)	0.2	—	(0.2)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(0.4)	—	(0.4)	—	—	(0.4)
Insurance recoveries	—	(3.4)	3.4	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(5.0)	(20.0)	(25.0)
Other movements	—	—	0.4	(0.3)	0.1	0.1	—	0.2
Effect of foreign exchange	13.3	(0.6)	(0.7)	0.2	12.2	(4.3)	(0.3)	7.6
Closing Balance - 30 June 2019	$(1,051.9)	$47.2	$35.8	$(2.2)	$(971.1)	$340.1	$5.0	$(626.0)
____________

1	Claims paid of US$24.2 million reflects A$34.6 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.
AICF Funding
The AICF payment of US$108.9 million which represents 35% of the Company's free cash flow, as defined by the AFFA, for fiscal year 2019 and the corrections to operating cash flows discussed in Note 1 will be made by the Company during the second quarter of fiscal year 2020. For the three months ended 30 June 2019, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Free cash flow as defined in the AFFA, for the three months ended 30 June 2019 is US$161.1 million, which is equivalent to operating cash flows of US$140.2 million, plus adjustments of US$20.9 million.
Restricted Short-Term Investments
In July 2018, AICF invested A$120.0 million of its excess cash in time deposits. During the year ended 31 March 2019, A$95.0 million of these time deposits matured and were classified to Restricted cash and cash equivalents - Asbestos on the condensed consolidated balance sheet. During the three months ended 30 June 2019, the remaining time deposits of A$25.0 million matured and were reclassified to Restricted cash and cash equivalents - Asbestos on the condensed consolidated balance sheets.
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$224.3 million, based on the exchange rate at 30 June 2019). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.
At 30 June 2019 and 31 March 2019, AICF had an outstanding balance under the AICF Loan Facility of nil.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

10.  Derivative Instruments
The Company uses derivatives for risk management purposes and does not engage in speculative activity. A risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including an evaluation of the extent to which derivative instruments will achieve such risk management objectives of the Company.

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the condensed consolidated statements of operations and comprehensive income in Other (expense) income.
Interest Rate Swaps
The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2 within the fair value hierarchy.
For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts have a fair value of nil and US$0.3 million at 30 June 2019 and at 31 March 2019, respectively, which are included in Accounts and other receivables.
At 30 June 2019, the weighted average fixed interest rate of these contracts is 2.2% and the weighted average remaining life is 0.5 years.
For the three months ended 30 June 2019, the Company included in Other (expense) income an unrealized loss of US$0.3 million and a realized gain of US$0.1 million on interest rate swap contracts. For the three months ended 30 June 2018, the Company included in Other (expense) income an unrealized gain of US$0.3 million and a realized loss US$0.1 million on interest rate swap contracts.
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy. At 30 June 2019, the Company had foreign currency forward contracts with a notional value of US$213.0 million which were primarily related to the dividend announced in May 2019 and the AICF payment made on 1 July 2019.
Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other (expense) income at each measurement date. As discussed above, these derivatives are typically entered into as economic hedges of changes in currency exchange rates.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The forward contracts had an unrealized gain of US$1.4 million in the three months ended 30 June 2019. This gain was offset by the US$0.9 million loss on the revaluation of the liability associated with the AICF payment and the US$0.5 million loss on the revaluation of the dividends payable balance, for a net impact of nil in Other (expense) income.

The forward contracts had an unrealized loss of US$6.3 million in the three months ended 30 June 2018. This loss was offset by the US$1.2 million gain on the revaluation of the liability associated with the AICF payment and the US$5.1 million gain on the revaluation of the dividends payable balance, for a net impact of nil in Other (expense) income.
The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 30 June 2019 and 31 March 2019:

			Fair Value as of
(Millions of US dollars)	Notional Amount		30 June 2019		31 March 2019
	30 June 2019	31 March 2019	Assets	Liabilities	Assets	Liabilities
Derivatives not accounted for as hedges
Interest rate swap contracts	$75.0	$75.0	$—	$—	$0.3	$—
Foreign currency forward contracts	213.0	—	1.4	—	—	—
Total	$288.0	$75.0	$1.4	$—	$0.3	$—
11.  Commitments and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos as described in these consolidated financial statements.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
12.  Income Taxes
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the three months ended 30 June 2019, the Company paid tax, net of any refunds received, of US$2.6 million.

Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction, foreign taxes on domestic income, the impact of tax law changes on the remeasurement of US-based deferred tax assets and foreign exchange on asbestos.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Deferred income taxes include net operating loss carry-forwards. At 30 June 2019, the Company had US tax loss carry-forwards of approximately US$43.3 million, Australian tax loss carry-forwards of approximately US$24.5 million and European tax loss carry-forwards of approximately US$9.1 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At 30 June 2019, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not. At 30 June 2019, the Company had European tax loss carry-forwards of approximately US$6.0 million which will never expire and approximately US$3.1 million which will expire in fiscal years 2020 through 2028.
The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 June 2019, the Company recognized a tax deduction of US$16.6 million (A$23.8 million) for the current year relating to total contributions to AICF of US$359.1 million (A$475.3 million) incurred in tax years 2016 through 2019.
At 30 June 2019, the Company had foreign tax credit carry-forwards of US$116.0 million and research credits of US$1.1 million that are available to offset future taxes payable. At 30 June 2019, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.
Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.
Unrecognized Tax Benefits
At 30 June 2019 and 31 March 2019, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company related to unrecognized tax benefits that, if recognized, would affect the tax expense is US$0.6 million and US$0.1 million, respectively.
The Company recognizes penalties and interest accrued related to unrecognized tax benefits in Income tax expense. During the three months ended 30 June 2019, the total amount of interest and penalties recognized in Income tax expense was nil. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company's balance sheets.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

13.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 30 June
(Millions of US dollars)	2019	2018
Liability Awards Expense (Income)	$1.4	$(0.8)
Equity Awards Expense	2.6	3.8
Total stock-based compensation expense	$4.0	$3.0
As of 30 June 2019, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$15.0 million and will be recognized over an estimated weighted average amortization period of 2.0 years.
14.  Capital Management and Dividends
The following table summarizes the dividends declared or paid during the fiscal years 2020, 2019 and 2018:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2019 second half dividend[1]	0.26	115.0	21 May 2019	6 June 2019	2 August 2019
FY 2019 first half dividend	0.10	43.6	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
____________

1
The FY 2019 second half dividend total amount of US$115.0 million represents the value of the dividend declared. Any difference between the amount declared and the amounts payable per the Company's condensed consolidated balance sheet is due to the unrealized foreign exchange gain or loss associated with the change in the dividend liability between the record date and the balance sheet date.

15.  Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the CODM. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes the Company's Fermacell business and fiber cement product manufactured in the United States that is sold in Europe. The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows which ceased operations in April 2019. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Operating Segments
The following is the Company’s operating segment information:

	Net Sales to Customers Three Months Ended 30 June
(Millions of US dollars)	2019	2018
North America Fiber Cement	$452.3	$433.8
Asia Pacific Fiber Cement	108.0	117.1
Europe Building Products	95.9	95.4
Other Businesses	0.6	4.7
Worldwide total	$656.8	$651.0

	Income Before Income Taxes Three Months Ended 30 June
(Millions of US dollars)	2019	2018
North America Fiber Cement[1]	$113.5	$107.2
Asia Pacific Fiber Cement[1]	24.8	28.3
Europe Building Products[1,7]	7.9	(4.6)
Other Businesses	0.4	(1.5)
Research and Development[1]	(6.2)	(7.4)
Segments total	140.4	122.0
General Corporate[2,6]	(7.9)	9.9
Total operating income	132.5	131.9
Net interest expense[3]	(13.7)	(10.6)
Other (expense) income	(0.2)	0.2
Worldwide total	$118.6	$121.5

	Total Identifiable Assets
(Millions of US dollars)	30 June 2019	31 March 2019
North America Fiber Cement	$1,331.0	$1,280.2
Asia Pacific Fiber Cement	370.4	328.8
Europe Building Products	748.4	717.7
Other Businesses	6.8	10.9
Research and Development	7.9	8.1
Segments total	2,464.5	2,345.7
General Corporate [4,5]	1,647.9	1,686.9
Worldwide total	$4,112.4	$4,032.6

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following is the Company’s geographical information:

	Net Sales to Customers Three Months Ended 30 June
(Millions of US dollars)	2019	2018
North America[9]	$452.9	$438.5
Australia	75.1	83.9
Germany	34.7	35.0
New Zealand	19.1	20.6
Other Countries[8]	75.0	73.0
Worldwide total	$656.8	$651.0

	Total Identifiable Assets
(Millions of US dollars)	30 June 2019	31 March 2019
North America[9]	$1,341.2	$1,294.6
Australia	236.9	235.4
Germany	528.1	512.3
New Zealand	75.3	39.2
Other Countries[8]	283.0	264.2
Segments total	2,464.5	2,345.7
General Corporate[4,5]	1,647.9	1,686.9
Worldwide total	$4,112.4	$4,032.6

____________

1	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Three Months Ended 30 June
(Millions of US dollars)	2019	2018
North America Fiber Cement	$1.3	$1.5
Asia Pacific Fiber Cement	0.5	0.5
Europe Building Products	0.3	0.5
Research and Development[a]	5.5	6.9
	$7.6	$9.4
a For the three months ended 30 June 2019 and 2018, Research and Development segment also included Selling, general and administrative expenses of US$0.7 million and US$0.5 million, respectively.

2	Included in General Corporate costs are the following:

	Three Months Ended 30 June
(Millions of US dollars)	2019	2018
Asbestos adjustments	$8.5	$25.1
AICF SG&A expenses	(0.4)	(0.3)

3
The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is net AICF interest income of US$0.2 million and US$0.3 million for the three months ended 30 June 2019 and 2018, respectively.

4	Included in General Corporate costs are deferred tax assets for each operating segment that are not held directly accountable for deferred income taxes.

5	Asbestos-related assets at 30 June 2019 and 31 March 2019 are US$452.0 million and US$486.9 million, respectively, and are included in General Corporate costs.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

6	Included in General Corporate costs are New Zealand weathertightness legal costs of US$0.2 million and US$1.6 million for the three months ended 30 June 2019 and 2018, respectively.

7
Included in the Europe Building Products segment are Fermacell integration costs of US$2.4 million for the three months ended 30 June 2019. Included in the Europe Building Products segment are Fermacell transaction and integration costs of US$8.7 million and the amortization of the inventory fair value adjustment of US$7.3 million for the three months ended 30 June 2018.

8	Included are all other countries that account for less than 5% of net sales and total identifiable assets individually, primarily in the Philippines, Switzerland and other European countries.

9	The amounts disclosed for North America are substantially all related to the USA.
16.  Accumulated Other Comprehensive Loss
During the three months ended 30 June 2019 there were the following reclassifications out of Accumulated other comprehensive loss:

(Millions of US dollars)	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2019	$0.2	$(30.5)	$(30.3)
Other comprehensive loss	—	(0.6)	(0.6)
Balance at 30 June 2019	$0.2	$(31.1)	$(30.9)